FORM 8–K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): April 26, 2004

Electronic Data Systems Corporation
(Exact name of registrant as specified in its charter)

Delaware	01-11779	75-2548221
(State of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

5400 Legacy Drive
Plano, Texas 75024-3105
(Address of Principal Executive Offices,
Including Zip Code)

Registrant's telephone number, including area code: (972) 604-6000

Item 12. Results of Operations and Financial Condition

The registrant's press release dated April 26, 2004 regarding its financial results for the three months ended March 31, 2004 is attached hereto as Exhibit 99.1 and incorporated by reference herein. The registrant will file through an amendment to this Form 8-K Chief Financial Officer Bob Swan's earnings presentation to securities analysts and the related slides posted on the registrant's website.

The information in this Form 8-K shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ELECTRONIC DATA SYSTEMS
CORPORATION

April 26, 2004

By: /S/ D. GILBERT FRIEDLANDER
D. Gilbert Friedlander, Executive Vice
President, General Counsel and Secretary



NEWS Release

CONTACT:
Sean Healy
972-605-1290
shealy@eds.com

FOR RELEASE: 3:05 P.M. CT, MONDAY, APRIL 26, 2004

EDS REPORTS FIRST QUARTER 2004 RESULTS

- **Pro forma** loss **of a penny per share, in line with guidance;**
- **As-reported loss of 2 cents per share vs. year-ago loss of $3.00 per share;**
- **Revenue up 4%;**
- **Contract signings $4 billion, up 33%;**
- **Updates full-year guidance;**
- **On track to achieve zero net debt by year-end**

PLANO, Texas – EDS today reported a first quarter 2004 net loss of $12 million, or 2 cents per share, versus a loss of $1.4 billion, or $3.00 per share, in last year's first quarter on an as-reported basis. Excluding a gain from a divestiture of 8 cents per share and previously disclosed restructuring charges of 10 cents per share, EDS' first quarter 2004 net loss was $3 million, or approximately a penny per share.[1]

First quarter 2004 revenue reached $5.43 billion, up 4 percent from $5.22 billion in the year-ago quarter (down 2 percent on an organic basis, which excludes the impact of currency fluctuations, acquisitions and divestitures). Excluding UGS PLM Solutions, now treated as a discontinued operation, first quarter as-reported revenue was $5.20 billion, also up 4 percent versus a comparable $5.02 billion in the same period a year ago (down 2 percent organically).

EDS signed $4.0 billion in contracts in the first quarter versus $3.0 billion a year ago, reflecting sales growth from existing accounts and strong renewals. Signings were particularly strong for contracts under $250 million in total value – and in the financial services, government and communications industry sectors. Highlights included nearly $750 million in global business process outsourcing (BPO) agreements, up 32 percent on a sequential quarterly basis.

"We are pleased with the progress we made in the quarter," said Chairman and CEO Mike Jordan. "We met our financial commitments, delivered excellent programs for our clients, finalized our leadership team and began to generate sales momentum. While there is work to be done, we have the financial resources, the service offerings and the commitment to aggressively compete in the market. 2004 will be a year of execution where we continue to build EDS."

EDS recorded negative free cash flow of $166 million in the quarter, versus positive free cash flow of $122 million in the 2003 first quarter, reflecting the funding of restructuring initiatives and lower NMCI financing in the 2004 period, as well as normal seasonality. (See Note 2 to Summary of Consolidated Cash Flows for a discussion of free cash flow.)

EDS' loss of $3 million, or a penny per share, in the first quarter (excluding the restructuring charge and gain on sale) compares to first quarter 2003 earnings of $33 million, or 7 cents per share (excluding a $2.97 per share charge related to the adoption of accounting rule EITF 00-21, a 7 cents per share severance charge and 3 cents per share charge related to an accounting change for asset retirement obligations).

First quarter non-GM revenue rose 6 percent to $4.92 billion, versus $4.64 billion in the same period a year ago (flat on an organic basis). GM revenue decreased 11 percent versus the year-ago quarter to $517 million (down 14 percent in constant currency). Excluding UGS PLM Solutions, non-GM revenue was $4.70 billion in the first quarter versus $4.45 billion a year ago, while GM revenue was $503 million versus $566 million.

Improving Financial Position

"The quarter's results show we are executing against the plan we outlined last year," said Bob Swan, executive vice president and CFO. "We're implementing plans to strengthen our balance sheet, improve our cost competitiveness and bolster our win rate. We announced the agreement to sell UGS PLM Solutions and commenced an exchange offer for our mandatory convertible debt. We are on track to de-lever the balance sheet and end 2004 with zero net debt and over $5 billion in liquidity -- including nearly $4 billion in unrestricted cash and marketable securities."

Swan said EDS' ongoing business transformation – and overall cost-improvement initiative -- is expected to generate $1 billion in cost reductions in 2004. SG&A expense for the quarter was 7.5% of revenue, versus 8.1% a year ago (excluding UGS PLM Solutions).

Results by Geography/Market Segment

- **Americas:** First quarter 2004 revenue totaled $2.1 billion, down 8 percent from the same period a year ago, while operating profit for the quarter was $199 million, down 33 percent year-over-year. Revenue and operating profit comparison reflect the impact of the Credit Union Industry Group divestiture, contract renegotiations and a net asset write-down related to the "other commercial contract" discussed below.

- **EMEA:** Quarterly revenue rose 1 percent to $1.4 billion, on the strength of growth in the financial services and government sectors. Operating profit jumped 15 percent to $241 million, reflecting the stabilization of critical-focus accounts and revenue growth.

- **Asia:** Quarterly revenue rose 7 percent to $266 million, while operating profit increased 22 percent to $29 million, reflecting strength in the financial services and government sectors.

- **U.S. Government:** First quarter revenue totaled $745 million, essentially flat versus the first quarter in 2003. The sector posted an operating loss of $57 million for the quarter, reflecting the impact of the NMCI program and state government client run-off, which offset strong growth in federal government business.

- **A.T. Kearney:** First quarter 2004 revenue was $215 million, down 6 percent versus the same period last year, while operating profit was $2 million, down 77 percent, reflecting continued market and pricing pressures.

All comparisons are in constant currency.

UGS PLM Solutions Update

In the first quarter, EDS reached an agreement with a private-equity consortium to sell UGS PLM Solutions for $2.05 billion in cash, a transaction expected to close in the second quarter. Accordingly, the unit is treated as a discontinued operation in first quarter 2004 results. EDS posted a first quarter 2004 net loss of $29.5 million, or 6 cents per share, versus net income of $8 million, or 2 cents per share, in the year-ago quarter, after stripping out the results of UGS PLM Solutions and excluding the items noted above for both periods. In the 2004 first quarter, free cash flow was negative $208 million, excluding UGS PLM Solutions' results.

Focus Contracts Update

EDS posted an operating loss of $145 million, or 19 cents per share, in the quarter on the Navy Marine Corps Intranet program, in line with the revised full-year plan. The program also generated a cash outflow of $200 million, within plan.

EDS' first quarter results also reflect an operating loss and asset write-down of $94 million, or 12 cents per share, related to the "other commercial contract" it has referred to in previous disclosures, including a net $37 million write-down of long-term assets. EDS is pursuing a negotiated settlement with this client, which may result in termination of the contract. At March 31, 2004, EDS had remaining asset exposures of $123 million related to the contract. The impact of such an agreement would reduce future operational risk but may result in some impairment of the contract's remaining assets and recognition of additional losses in the second quarter.

Strategy Taking Hold

"In the quarter, we successfully addressed three major issues," said Jordan. "First, we stabilized and reduced our risks under the NMCI program, agreeing with the Navy on a more controlled seat deployment. We continue to deliver exceptional service under what we believe is the industry's largest and most advanced desktop implementation ever undertaken.

"Second, we're progressing with our efforts to achieve a negotiated settlement with our other critical-focus account. And third, our revised sales strategy began to drive new business signings. New sales came from two primary areas: existing customers, showing that those who know EDS best recognize our ability to deliver even greater value to their businesses, and rising interest in our BPO service offerings."

Second Quarter and Full-Year 2004 Guidance

EDS today provided its second quarter outlook, excluding UGS PLM Solutions. The company expects to generate:

- $5.1 billion - $5.2 billion in revenue,
- a net loss of 6 cents to break even on a per share basis, and
- a cash outflow of $200 million - $300 million.

EDS also updated its full-year 2004 financial guidance to reflect the pending divestiture of UGS PLM Solutions and an expanded range for the NMCI program:

- $20 billion - $21 billion in revenue,
- 20-40 cents in earnings per share, and
- positive free cash flow of $300 million - $500 million.

(See footnote 2 for more detail on guidance.)

Conference Call

EDS' securities analysts conference call will be broadcast live on the Internet today at 4 p.m. CT (5 p.m. ET). To access the call and view related financial information, go to www.eds.com/call. You need Windows MediaPlayer or Real Player to listen to the call. The call also will be archived for 30 days at www.eds.com/call.

[1]Reconciliation from GAAP to pro forma reflects rounding of a penny.

[2]Guidance excludes any gains from divestitures and the impact of any asset write-downs or losses that may result from a possible settlement related to the other commercial contract.   EPS guidance excludes previously announced restructuring charges.

About EDS
EDS provides a broad portfolio of business and technology solutions to help its clients worldwide improve their business performance. EDS' core portfolio comprises information-technology, applications and business process services, as well as information-technology transformation services. EDS' A.T. Kearney subsidiary is one of the world's leading high-value management consultancies. With 2003 revenue of $21.5 billion, EDS is ranked 87th on the *Fortune 500*. The company's stock is traded on the New York (NYSE: EDS) and London stock exchanges. Learn more at eds.com <<http://www.eds.com>>.

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The statements in this press release that are not historical statements, including statements regarding future financial performance, anticipated cost savings, and the value of new business signed, are forward-looking statements within the meaning of the federal securities laws. These statements are subject to numerous risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such statements. These include, but are not limited to the performance of current and future client contracts in accordance with our cost, revenue and cash flow estimates, including our ability to achieve any operational efficiencies in our estimates; our ability to recover our investment in certain client contracts, including in particular contracts involving the construction of new computer systems and communications networks or the development and deployment of new technologies for which there may exist substantial performance risk and with respect to which some or all elements of service delivery may be dependent upon our successful completion of the development, construction and deployment phases; for contracts with U.S federal government clients, including our Navy Marine Corps Intranet contract, the government's ability to cancel the contract or impose additional terms and conditions due to changes in government funding, or deployment schedules, military action or otherwise; our ability to access the capital markets, including our ability to obtain capital leases, surety bonds and letters of credit, to arrange new client supported financing transactions or similar facilities and continue to access existing facilities; the impact of rating agency actions on our business, including our ability to access capital and our cost of capital as well as the impact of such actions on our agreements that contain debt rating triggers; the impact of third-party benchmarking provisions in certain client contracts; the impact on a historical and prospective basis of accounting rules and pronouncements; the impact of claims, litigation and governmental investigations; the success of our strategic reorganization and cost cutting initiatives and the timing and amount of any resulting benefits; the impact of acquisitions and divestitures; our ability to attract and retain highly skilled personnel; a reduction in the carrying value of our assets; the impact of a bankruptcy or the financial difficulty of a significant client on the financial and other terms of our agreements with that client; the expiration or termination of a significant client contract, including our contract with GM; with respect to the funding of our pension plan obligations, the performance of our investments relative to our assumed rate of return; changes in tax laws and interpretations, competition in the industries in which we conduct business and the impact of competition on pricing, revenues and margins; the impact of general economic and other conditions on the discretionary spend of our existing clients and our ability to obtain new business; the degree to which third parties continue to outsource IT and business processes and failure to obtain treaty relief from double taxation; failure to obtain or protect intellectual property rights; and fluctuations in foreign currency, exchange rates and interest rates. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as may be required by law.

ELECTRONIC DATA SYSTEMS CORPORATION AND SUBSIDIARIES

SUMMARY OF RESULTS OF OPERATIONS
(in millions, except per share amounts)

	Three Months Ended March 31,	
	2004	**2003**
Revenues[1]	$ 5,198	$ 5,017
Costs and expenses		
Cost of revenues	4,780	4,536
Selling, general and administrative	391	409
Restructuring and other[2]	(8)	48
Total costs and expenses	5,163	4,993
Operating income	35	24
Other income (expense)	(74)	(60)
Loss from continuing operations before income taxes	(39)	(36)
Income tax benefit	(1)	(13)
Loss from continuing operations	(38)	(23)
Income from discontinued operations, net of income taxes[3]	26	24
Income (loss) before cumulative effect of changes in accounting principles	(12)	1
Cumulative effect on prior years of changes in accounting principles, net of income taxes[4]	–	(1,432)
Net loss	(12)	$ (1,431)
Basic earnings per share of common stock[5]		
Loss from continuing operations	(0.07)	(0.05)
Income from discontinued operations	0.05	0.05
Cumulative effect on prior years of changes in accounting principles	–	(3.00)
Net loss	(0.02)	(3.00)
Diluted earnings per share of common stock[5]		
Loss from continuing operations	(0.07)	(0.05)
Income from discontinued operations	0.05	0.05
Cumulative effect on prior years of changes in accounting principles	–	(3.00)
Net loss	(0.02)	(3.00)
Weighted average number of shares outstanding		
Basic	482	477
Diluted	482	477
Cash dividends per share	$ 0.15	$ 0.15

Refer to the following page for accompanying notes to the summary of results of operations.

ELECTRONIC DATA SYSTEMS CORPORATION AND SUBSIDIARIES

NOTES TO THE SUMMARY OF RESULTS OF OPERATIONS

1. Revenues from base (non-GM) clients were $4,695 million and $4,451 million for the three months ended March 31, 2004 and 2003, respectively. Revenues from GM and its affiliates were $503 million and $566 million for the three months ended March 31, 2004 and 2003, respectively.

2. Restructuring and other for the three months ended March 31, 2004 relates to the Company's 2003 initiative to reduce its costs, streamline its organizational structure and exit certain operating activities. Restructuring and other in 2004 also includes a pretax gain of $65 million related to the sale of the Automotive Retail Group. Restructuring and other for the three months ended March 31, 2003 represents a one-time severance charge related to the Company's former Chairman and Chief Executive Officer. The severance charge is comprised of a $12 million cash payment, a non-cash charge of $16 million associated with previously deferred compensation for 344,000 restricted stock units (having a fair market value of $5 million at termination of employment) and retirement benefits with a present value of $20 million.

3. Income from discontinued operations for the three months ended March 31, 2004 represents the net results of UGS PLM Solutions which was held for sale at March 31, 2004. Income from discontinued operations for the three months ended March 31, 2003 includes the net results of UGS PLM Solutions, the Technology Solutions business sold during the fourth quarter of 2003 and the subscription fulfillment business sold during the second quarter of 2003.

4. During the third quarter of 2003, the Company changed its accounting for multiple-element service contracts as a result of its adoption of the provisions of Emerging Issues Task Force ("EITF") 00-21, *Accounting for Revenue Arrangements with Multiple Deliverables*, on a cumulative basis as of January 1, 2003. Generally, revenue is now recognized as it is billed, unless it is contingent on the provision of future service or otherwise earned over future periods, and costs incurred to construct IT systems for the client are deferred and amortized over the contract's term. The cumulative effect of this accounting change on years prior to 2003 was a charge of $2.24 billion ($1.42 billion after tax) reflected in the first quarter of 2003. Results for the first two quarters of 2003 have been adjusted to reflect the retroactive adoption of the new accounting standard in those periods. During the first quarter of 2003, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 143, *Accounting for Asset Retirement Obligations*. The cumulative effect of SFAS No. 143 on years prior to 2003 was a charge of $25 million ($17 million after tax) reflected in the first quarter of 2003.

5. Basic and diluted earnings per share of common stock were $(0.06) for the three months ended March 31, 2004 after excluding restructuring and other (see Note 2) and discontinued operations (see Note 3). Basic and diluted earnings per share of common stock were $0.02 for the three months ended March 31, 2003 after excluding restructuring and other (see Note 2), discontinued operations (see Note 3) and the cumulative effect on prior years of changes in accounting principles (see Note 4).

ELECTRONIC DATA SYSTEMS CORPORATION AND SUBSIDIARIES

SUMMARY OF CONSOLIDATED BALANCE SHEETS
(in millions)

	March 31, 2004	December 31, 2003
ASSETS		
Current assets		
Cash and cash equivalents	$ 1,982	$ 2,197
Marketable securities	150	116
Accounts receivable, net	2,994	3,101
Prepaids and other	1,089	1,055
Deferred income taxes	310	108
Current assets held for sale	331	246
Total current assets	6,856	6,823
Property and equipment, net	2,747	2,818
Deferred contract costs, net	815	870
Investments and other assets	990	1,051
Goodwill	3,485	3,472
Other intangible assets, net	1,177	1,231
Deferred income taxes	481	722
Noncurrent assets held for sale	1,292	1,293
Total assets	$ 17,843	$ 18,280
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable	$ 505	$ 572
Accrued liabilities	2,908	3,244
Deferred revenue	1,115	1,079
Income taxes	71	50
Current portion of long-term debt and secured A/R facility	2,253	2,275
Current liabilities held for sale	268	253
Total current liabilities	7,120	7,473
Pension benefit liability	1,125	1,116
Long-term debt, less current portion	3,580	3,488
Minority interests and other long-term liabilities	398	480
Noncurrent liabilities held for sale	8	9
Shareholders' equity	5,612	5,714
Total liabilities and shareholders' equity	$ 17,843	$ 18,280

ELECTRONIC DATA SYSTEMS CORPORATION AND SUBSIDIARIES

SUMMARY OF CONSOLIDATED CASH FLOWS
(in millions)

	Three Months Ended March 31,	
	2004	**2003**
Net cash provided by operating activities[1]	$ 225	$ 317
Cash Flows from Investing Activities		
Proceeds from sales of marketable securities	12	13
Proceeds from investments and other assets	32	209
Proceeds from divested assets	85	–
Payments for purchases of property and equipment	(182)	(186)
Payments for investments and other assets	(99)	(164)
Payments for acquisitions, net of cash acquired	(50)	(1)
Payments for purchases of software and other intangibles	(103)	(47)
Payments for purchases of marketable securities	(43)	(1)
Other	6	16
Net cash used in investing activities	(342)	(161)
Cash Flows from Financing Activities		
Proceeds from long-term debt and secured A/R facility	6	23
Payments on long-term debt and secured A/R facility	(6)	(86)
Net decrease in borrowings with original maturities less than 90 days	–	(76)
Payments on capital leases	(45)	(23)
Employee stock transactions	16	10
Dividends paid	(73)	(71)
Other	(7)	(8)
Net cash used in financing activities	(109)	(231)
Effect of exchange rate changes on cash and cash equivalents	11	(18)
Net decrease in cash and cash equivalents	(215)	(93)
Cash and cash equivalents at beginning of period	2,197	1,642
Cash and cash equivalents at end of period	$ 1,982	$ 1,549

(1) Depreciation and amortization and deferred cost charges were $532 million and $472 million for the three months ended March 31, 2004 and 2003, respectively.

(2) EDS defines free cash flow as net cash provided by operating activities, less capital expenditures. Capital expenditures is the sum of (i) net cash used in investing activities, excluding proceeds from sales of marketable securities, proceeds from divested assets, payments for acquisitions, net of cash acquired, and payments for purchases of marketable securities, and (ii) payments on capital leases. It is a non-GAAP measure and should be viewed together with the Summary of Consolidated Cash Flows. Free cash flow for the three months ended March 31, 2004 and 2003 reflects net cash provided by operating activities of $225 million and $317 million, respectively, less capital expenditures of $391 million and $195 million, respectively.